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                            November 9, 2022

       Vivek Garipalli
       Chief Executive Officer
       Clover Health Investments, Corp.
       3401 Mallory Lane, Suite 210
       Franklin, Tennessee 37067

                                                        Re: Clover Health
Investments, Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Response dated
September 28, 2022
                                                            File No. 001-39252

       Dear Vivek Garipalli:

              We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 9, 2022 letter.

       Form 10-Q for the Quarterly Period Ended September 30, 2022

       Notes to Unaudited Condensed Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       Performance Guarantees, page 13

   1. We note your response to comment 2 explaining your basis that the contract with CMS is accounted for as a
performance guarantee under ASC 460. Please further explain, citing the specific
authoritative literature applied within ASC 460, your basis for each of the following:
                                                            recognition of a
performance guarantee receivable and obligation;
                                                            whether the
obligation is measured at fair value in accordance with ASC 460-10-30-
                                                             2. If it is not,
then please explain why; and
 Vivek Garipalli
Clover Health Investments, Corp.
November 9, 2022
Page 2
             why straight-line basis for the amortization of the guarantee is appropriate.
         In addition, revise your disclosures to provide additional clarity on the above items.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Premium Deficiency Reserve (Benefit) Expense, page 38

2. We note your discussion that a $27.7 million premium deficiency reserve benefit was recorded for the three months ended September 30, 2022, which includes amortization associated with a previously recorded reserve, compared to a $20.8 million premium deficiency reserve expense recorded for the three months ended September 30, 2021. In future filings, please revise your discussion to provide more details, including quantification, of the various factors, drivers and activities causing the premium deficiency reserve benefit or expense, and related changes, during the periods presented.
Critical Accounting Policies and Estimate, page 43

3. We note the disclosure of your critical accounting policies and estimates relating to the
         Direct Contracting Receivable and Performance Year Obligation, included on page 75 of the Form 10-K for the Fiscal Year Ended December 31, 2021, identifies key inputs in determining the performance year receivable and obligation as trends, risk score, and the number of beneficiaries aligned to the DCE. In future filings, please revise to disclose quantitative details, such as the inputs included in the baseline estimate, how much each estimate and/or assumption has changed over the relevant period, as well as a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation
       You may contact Marc Thomas at (202) 551-3452 or Robert Klein at (202) 551-3847 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameVivek Garipalli                              Sincerely,
Comapany NameClover Health Investments, Corp.
                                                               Division of
Corporation Finance
November 9, 2022 Page 2                                        Office of
Finance
FirstName LastName